Chapman & Flanagan, Ltd.
Attorneys at Law

2080 East Flamingo Road, Suite 112  Las Vegas, Nevada
(702) 650-5660  Facsimile (702) 650-5667
    Toll Free Number: (877) SEC-FIRM  E-Mail: SECFIRM@AOL.COM

April 27, 1999

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

   RE: Withdrawal  Letter - American Flintlock Corp. -  File  No. 000-25473

To Whom It May Concern;

Please withdraw the Form 10 submission for American Flintlock
Corp. that was filed on March 2, 1999. Thank you for your assistance, and if there are any questions, please do not hesitate to contact me at (702) 650-5660.

Sincerely,



/s/ Daniel G. Chapman
Daniel G. Chapman, Esq.